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                                                                    EXHIBIT 99.2

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]

                                          February 26, 1997

Board of Directors
U.S. Robotics Corporation
8100 North McCormick Blvd.
Skokie, IL 60076-299

Members of the Board:

We understand that 3Com Corporation ("3Com"), U.S. Robotics Corporation ("U.S. Robotics") and TR Acquisitions Corporation ("Merger Sub"), a wholly-owned subsidiary of 3Com, have entered into an Agreement and Plan of Merger, dated as of February 26, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into U.S. Robotics. Pursuant to the Merger, U.S. Robotics will become a wholly-owned subsidiary of 3Com and each issued and outstanding share of common stock, par value $0.01 per share, of U.S. Robotics (the "U.S. Robotics Common Stock"), other than shares held in treasury or held by 3Com or any subsidiary of 3Com or U.S. Robotics, shall be converted into the right to receive 1.750 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of 3Com (the "3Com Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of U.S. Robotics Common Stock.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of 3Com and U.S. Robotics, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning U.S. Robotics and 3Com prepared by the managements of U.S. Robotics and 3Com, respectively;

(iii) discussed the past and current operations and financial condition and the prospects of 3Com, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of 3Com;

(iv) discussed the past and current operations and financial condition and the prospects of U.S. Robotics, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of U.S. Robotics;

(v) reviewed the pro forma impact of the Merger on the earnings per share and consolidated capitalization of 3Com and U.S. Robotics, respectively;

(vi) reviewed the reported prices and trading activity for the 3Com Common Stock and the U.S. Robotics Common Stock;
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(vii)  compared the financial performance of 3Com and U.S. Robotics and the prices and trading activity of the 3Com Common Stock and the U.S. Robotics Common Stock with that of certain other publicly-traded companies and their securities;

(viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(ix) reviewed and discussed with the senior managements of 3Com and U.S. Robotics the strategic rationale for the Merger and certain alternatives to the Merger;

(x) participated in discussions and negotiations among representatives of 3Com and U.S. Robotics and their financial and legal advisors;

(xi)  reviewed the Merger Agreement and certain related agreements; and

(xii)  considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data including estimates of the strategic, financial and operational benefits anticipated from the Merger provided by U.S. Robotics and 3Com, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of 3Com and U.S. Robotics, respectively. We have relied upon the assessment by the managements of 3Com and U.S. Robotics of their ability to retain key employees of both 3Com and U.S. Robotics. We have also relied upon, without independent verification, the assessment by the managements of 3Com and U.S. Robotics of the strategic and other benefits expected to result from the Merger. We have also relied upon, without independent verification, the assessment by the managements of 3Com and U.S. Robotics of 3Com's and U.S. Robotics' technologies and products, the timing and risks associated with the integration of U.S. Robotics with 3Com, and the validity of, and risks associated with, 3Com's and U.S. Robotics' existing and future products and technologies. We have not made any independent valuation or appraisal of the assets, liabilities or technology of 3Com or U.S. Robotics, respectively, nor have we been furnished with any such appraisals. We have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to an acquisition, business combination or other extraordinary transaction involving U.S. Robotics, nor did we negotiate with any parties other than 3Com.

We have acted as financial advisor to the Board of Directors of U.S. Robotics in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for 3Com and have received fees for the rendering of these services. In addition, in the ordinary course of our business we may actively trade the securities of 3Com and U.S. Robotics for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of U.S. Robotics and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by 3Com with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement. In addition, this opinion does not in any manner address the prices at which the 3Com Common Stock will actually trade at any time and we express no recommendation or opinion as to how the holders of U.S. Robotics Common Stock should vote at the shareholders' meeting held in connection with the Merger.
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Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of U.S. Robotics Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                By:             /s/ CHARLES R. CORY
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                                                  Charles R. Cory
                                                 Managing Director